UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press release

October 29, 2009

Embargo 17h30

DELHAIZE GROUP WINS THE PRIZE FOR THE

BEST REPORT ON SUSTAINABLE DEVELOPMENT

BRUSSELS, Belgium, October 29, 2009 – For many years, the « Institut Belge des Réviseurs d’Entreprise » (The Belgian Institute of Company Auditors) has been promoting the reporting and transparency of corporate responsibility in companies. Today, it has awarded its annual price for the best report on sustainable development. This year, Delhaize Group, the Belgian international food retailer (Euronext Brussels: DELB - NYSE: DEG), wins the prize for its “Corporate Responsibility Report 2008”.

The history of corporate responsibility at Delhaize started more than 100 years ago to eventually become one of the three key pillars of its strategy. Since 2007, Delhaize Group also publishes an annual report dedicated to corporate responsibility.

Pierre-Olivier Beckers, President and Chief Executive Officer Delhaize Group said: “Throughout their history, our different operating companies have spontaneously developed a large number of initiatives related to corporate responsibility. This demonstrates that corporate responsibility is a part of our company’s culture. Delhaize Belgium being in the top 10 of green energy consumers in Europe and the first in Belgium, or being pioneers in the United States by launching the nutritional information program called “Guiding Stars”, are some of the examples. The corporate responsibility strategy recently developed at the Group level in a coherent way enables us to share our collective expertise and concentrate our energy on well chosen and measurable objectives. We are happy that the report which communicates our results has caught the attention of the jury.”

Sustainable development is present in many different areas particularly in the food retail sector. Delhaize Group has chosen three key pillars to focus on; Products: healthier products, People: healthier people and Planet: a healthier planet, in the spirit of the title of the report: “a healthy approach to life”. The report particularly focuses on the five areas selected by Delhaize Group as a basis of its corporate responsibility strategy. These five areas are: food safety, health and wellness, associate development, energy conservation, responsible sourcing. The report has been used as support for internal and external communication in order to raise the awareness of our associates and our customers. It provides concrete examples and numerical results making it possible to evaluate the progress that has been made so far. Delhaize Group is conscious of the fact that there are still many more challenges, and the prize the Group receives today is a great encouragement to continue its efforts.

The « Corporate Responsibility Report 2008 » can be downloaded from the site www.delhaizegroup.com

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. As of June 30, 2009, Delhaize Group’s sales network consisted of 2 684 stores. In 2008, Delhaize Group posted EUR 19 billion (USD 28 billion) in revenues and EUR 467 million (USD 687 million) in net profit (Group share). At the end of 2008, Delhaize Group employed approximately 141 000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to calexandre@delhaizegroup.com.

» Contacts

Catherine Alexandre: + 32 2 412 82 57 or +32 475 91 91 03

Barbera Hoppenbrouwers: + 32 2 412 86 69

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: October 30, 2009	By:	/S/ G. LINN EVANS
G. Linn Evans
Vice President